Exhibit 21

SUBSIDIARIES OF COMSTOCK RESOURCES, INC.

Name	Incorporation	Business Name
Comstock Oil & Gas, LLC	Nevada	Comstock Oil & Gas, LLC
Comstock Oil & Gas – Louisiana, LLC (1)	Nevada	Comstock Oil & Gas – Louisiana, LLC
Comstock Oil & Gas – Louisiana Holdings, LLC (1)	Nevada	Comstock Oil & Gas Louisiana Holdings, LLC
Comstock Gas Services LLC (1)	Texas	Comstock Gas Services LLC
Pinnacle Gas Treating LLC (1)	Texas	Pinnacle Gas Treating LLC

(1)100% owned by Comstock Oil & Gas, LLC